FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Oct 10, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 – 2° andar São Paulo, SP – Brazil 05093-901 tel. +55 11 2113-3552 www.sadia.com

MARKET ANNOUNCEMENT

Sadia announces the hiring of Welson Teixeira Júnior, 49 years-old, as the new Investor Relations officer. He is replacing Luiz Gonzaga Murat Júnior, executive with over 30 years of experience and for the last 12 years was responsible for Sadia’s relationship with the market.
Welson takes over as the Investor Relations officer as of today (October 9th). Economics undergraduate at Fundação Armando Alvares Penteado (FAAP-SP), Sadia’s new executive has specialized in Finance Administration (FGV/SP), PGA – Advanced Management Program (INSEAD, France) and Strategic Management Program (IMD, Switzerland). Previous to Sadia’s invite to be a company’s executive, he had already been Planning director and Financial and Investor Relations officer of Empresa Brasileira de Compressores – Embraco/Whirlpool Corporation.
Murat says farewell to Sadia to embrace personal projects, one of them is to be consultant to companies. In these 12 years that he’s been at Sadia, the company has established itself as a leader in all segments of its business. As Financial and Investor Relations director, Murat participated in Sadia’s admission to the New York Exchange (NYSE) and Latibex, Latin American companies index at Madrid Stock Exchange. Also during this time, the company has become a part of Bovespa’s Level 1 of Corporate Governance and, more recently, has become part of the selected companies to compose Ibovespa.
Sadia reiterates its long-term commitment with the stock market, with transparency and fairness that has always marked its relationship with investors.

Walter Fontana Filho
Chairman of the Board